May 14, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn: John Reynolds

Re:	Nordstrom, Inc.

Form 10-K for Fiscal Year Ended January 30, 2010

Filed March 22, 2010

File No. 001-15059

Dear Mr. Reynolds:

Thank you for your letter dated May 4, 2010 (“Comment Letter”) regarding the Nordstrom, Inc. (the “Company” or “we”) Annual Report on Form 10-K for the fiscal year ended January 30, 2010 (the “Filing”).

We understand the importance of providing full and transparent disclosures. We appreciate the Staff’s comments and we will use them to continue to enhance the overall disclosure in our filings.

For your convenience, the numbered paragraphs set forth below correspond to the paragraphs of your Comment Letter. Your comments are repeated in bold, and our responses in ordinary type follow.

Form 10-K for Fiscal year Ended January 30, 2010

Item 6. Selected Financial Data, page 15

1. Footnote five states that sales per square foot is calculated using your weighted average square footage, rather than your total square footage, as disclosed in this table. We calculated the sales per square foot using net sales of $8,258 million and the year-end square footage of 22,773,000 to be $363, which is lower than the sales per square foot disclosed using weighted average square footage of $368. Since you closed one store and opened 16 stores in 2009, it appears to us that the weighted average square footage would be lower than the year-end square footage. Accordingly, we would have expected sales per weighted average square foot to be lower and not higher than sales per year-end square foot. Please tell us and add disclosure in future filings to clarify how you calculate your sales per square foot.

Response: As described in the footnote, we calculate sales per square foot by dividing net sales by weighted average square footage. Weighted average square footage includes a percentage of year-end square footage for new stores equal to the percentage of the year during which they were open and generating sales. Therefore, as noted in your Comment Letter, during years in which we open stores and increase our total square footage, weighted average square footage is lower than year-end square footage. This in turn results in a calculation of sales per weighted average square foot that is higher than sales per year-end square foot.

To illustrate, the following is our calculation of sales per weighted average square foot for 2009. For comparative purposes we have also presented a calculation of sales per year-end square foot.

	Sales per weighted average square foot	Sales per year-end square foot
Net sales (in millions)	$8,258	$8,258
Square footage	22,414,000	22,773,000
Sales per square foot	$368	$363

In future filings, we will add the following disclosure to the footnote to the table:

Weighted average square footage includes a percentage of year-end square footage for new stores equal to the percentage of the year during which they were open.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Contractual Obligations, page 30

2. We note your disclosure in Note 8 stating that most of your leases provide for the payment of certain operating expenses. Please describe these obligations to the extent they are material in a note accompanying your table in order to provide readers an understanding of the impact that common area charges, real estate taxes and other executory costs may have on future operating lease obligations. See the interpretive guidance in Section IV.A and footnote 46 of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response: In future filings we will add the following disclosure to the discussion of our contractual obligations immediately below the table:

The capital and operating lease obligations in the table above do not include payments for operating expenses that are required by most of our lease agreements. Such expenses, which include common area charges, real estate taxes and other executory costs, totaled $XX million in 2010, $60 million in 2009 and $56 million in 2008. In addition, some of our leases require additional rental payments based on a percentage of our sales, referred to as “percentage rent”. Percentage rent, which is also excluded from the obligations in the table above, was $X million in 2010 and $9 million in each of 2009 and 2008.

Notes to Consolidated Financial Statements, page 40

Note 14, Segment Reporting, page 56

3. Explain to us and disclose in future filings the segment(s) in which you classify online orders fulfilled at your full-line stores and orders placed on your Web site and picked up at your full-line stores, as described in Item 1 (page 4).

Response: Online orders fulfilled from our full-line stores are included in Direct sales. Items purchased online and picked up in our full-line stores are included in Retail sales. In response to the Staff’s comment, we will disclose these classification policies in future filings as applicable given the change below.

We supplementally advise the Staff that the Company is changing its reportable segments in the first quarter of 2010. We changed our internal reporting to our chief operating decision maker (“CODM”) to combine our Nordstrom full-line stores and our Nordstrom branded online store into a single operating segment we now refer to as “multi-channel”. The change in our CODM reporting was driven by our ongoing multi-channel initiatives, including those referenced in your comment, which have increasingly integrated the operations, merchandising and technology of our retail and online stores, consistent with our customers’ expectations of a seamless shopping experience regardless of channel. Therefore, effective with the first quarter of 2010, we now view our Nordstrom full-line stores and our Nordstrom branded online store as a single “multi-channel” operating segment. We continue to aggregate our Nordstrom full-line multi-channel and Nordstrom Rack operating segments into a single reportable segment, which we refer to as “Retail”, based on their similar economic characteristics.

Exhibits

4. We note that you filed a $650 million revolving credit facility agreement as Exhibit 10.1 to your Form 10-Q for the quarter ended August 1, 2009. This agreement does not appear to have been included in the Exhibits to your Form 10-K and does not appear to have been filed in its entirety. Specifically we note that Schedules 1.1(a), 1.1(b), 4.1 and 4.5 appear missing. Please file your revolving credit facility, including these schedules, in its entirety with your next periodic report. In addition, please update the Exhibits Index, as appropriate, in all future filings.

Response: We will update the Exhibits Index, as appropriate, in all future filings, and will accordingly include reference to the previously filed Revolving Credit Agreement (the “Agreement”). With respect to the schedules omitted from the filed version of the Agreement, however, we do not believe that filing is necessary or appropriate, as the omitted schedules are not material to the understanding of the terms of the Agreement and will not provide investors with any material information which is otherwise unavailable within our periodic reports.

Regulation S-K Item 601 itself provides support for the proposition that immaterial schedules to a material agreement need not be filed along with the agreement itself. Specifically, Item 601(b)(2) lays out the requirements for filing merger agreements and other similar documents, stating that “schedules to [a merger or similar agreement] need not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.” Although the Agreement was filed pursuant to S-K Item 601(b)(10) instead of Item 601(b)(2), the principle established in Item 601(b)(2) is instructive.

Further, as noted below, each of the omitted schedules requires disclosure of information which is readily available to investors as a result of our other periodic filings. Specifically, we note the following:

Schedule 1.1(a) – “Controlling Stockholders”. All material information contained within this schedule is readily presented to investors in tabular form within Security Ownership of Certain Beneficial Owners and Management within our definitive proxy statement, most recently dated April 8, 2010.

Schedule 1.1(b) – “Existing Liens”. All material information contained within this schedule is summarized for investors in the context of our outstanding debt obligations within our financial statements and notes thereto filed on Forms 10-K and 10-Q.

Schedule 4.1 – “Organization of Borrower and Subsidiaries”. All material information contained within this schedule is available to investors as Exhibit 21.1 to our annual report on Form 10-K.

Schedule 4.5 – “Material Litigation”. All material information contained within this schedule is available to investors as part of our periodic disclosures in response to Item 3. Legal Proceedings in its annual report on Form 10-K, as well as the pertinent provisions regarding legal matters in the notes to our financial statements.

Because the information contained in the omitted schedules is immaterial to the needs of investors in evaluating our financial condition and results of operations, and this information is readily available in other portions of our periodic filings, we do not believe that it is now necessary to re-file the Agreement to include the omitted schedules.

Form 8-K, filed May 26, 2009

5. We note your Form 8-K announcing the issuance of $400 million in notes on a Form S-3ASR filed on November 28, 2007, supplemented on May 20, 2009. Your disclosure indicates the notes are issued under an indenture dated December 3, 2007 with Wells Fargo Bank, N.A. acting as Trustee. It is unclear whether you filed a supplemental indenture in connection with this offering. Please advise. With respect to the foregoing, please consider Compliance Disclosure Interpretation 201.04 to the Trust Indenture Act for helpful guidance.

Response: Under the terms of the Indenture dated December 3, 2007 (the “Indenture”) the terms of a series of securities may be established either through the entry into a supplemental indenture, or the delivery by the registrant to the trustee of an officer’s certificate which sets forth the terms of the series. Both the May 2009 issuance of $400 million in notes and the April 2010 issuance of $500 million in notes were effected through this second method. Accordingly, we and the trustee did not enter into a supplemental indenture for either such offering. The terms of the two series of notes were, however, disclosed in full to investors both through disclosures contained within the prospectus supplements relating to each offering, as well as filing the form of note for each such series as an exhibit to a contemporaneous current report on Form 8-K. With respect to the May 2009 offering, the form of note is found at Exhibit 4.1 to the 8-K filed May 26, 2009. With respect to the 2010 offering, the form of note is found at Exhibit 4.1 to the 8-K filed April 23, 2010.

Prospectus Supplement, filed May 21, 2009

6. We note the prospectus supplements pursuant to Rule 424(b)(5) dated May 21, 2009 and April 22, 2010. We are unable to locate Exhibit 5 legality opinions for the specific securities sold in these particular offerings, which refer to the shelf registration statement filed on Form S-3 on November 28, 2007. Please file the opinions by post-effective amendment or incorporated from Form 8-K as appropriate, or advise. Please consider Compliance and Disclosure Interpretation 118.02 for 1933 Act Forms as guidance.

Response: Compliance and Disclosure Interpretation 118.02 for 1933 Act Forms states, in pertinent part:

An Exhibit 5 legality opinion must be filed at the time a class of securities is first included in an automatic shelf registration statement, whether as part of the initial registration statement or in a post-effective amendment to the registration statement. The signed opinion covering the specific securities sold in a particular offering must be filed as part of the registration statement or incorporated by reference into the registration statement no later than the closing date of the offering of such securities.

All securities sold to date under our Form S-3ASR registration statement have been of a single class, albeit of differing series within that class. For that reason, the Exhibit 5 legality opinion was required to be filed in connection with the time of the first sale under the registration statement (i.e., November 2007), and was so filed as Exhibit 5.1 thereto. Because the Exhibit 5 legality opinion was filed in connection with the first sale securities within the only class of securities which has been offered under the registration statement, we believe that the original Exhibit 5 legality opinion covered not only the 2007 offering but also the 2009 and 2010 offerings, and that no subsequent re-issuance of that opinion was required in connection with the 2009 and 2010 offerings.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (206) 373-4068 if you need any other information or would like to discuss the above response. Thank you for your consideration.

Sincerely,

Nordstrom, Inc.

/s/ Michael G. Koppel
Michael G. Koppel
Executive Vice President and Chief Financial Officer

cc:	D. Wayne Gittinger, Lane Powell PC

John D. Salata, Deloitte & Touche LLP

Robert B. Sari, Nordstrom, Inc., Executive Vice President, General Counsel and Secretary